                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. __________)*

                                 Bitstream Inc.
                         ------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   091736 10 8
                                 (CUSIP Number)

            Paul A. Gajer, Esq., Rubin Baum Levin Constant & Friedman
                        30 Rockefeller Plaza, 29th Floor
                            New York, New York 10112
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                October 30, 1996
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                               ------------
CUSIP NO. 091736 10 8                                               PAGE 2 OF 20
---------------------                                               ------------


                                  SCHEDULE 13D

--------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
    JHI Development Capital Limited
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
 3  SEC USE ONLY

--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*
    None (Item 3)
--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                     [ ]
--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION
    Jersey, Channel Islands
--------------------------------------------------------------------------------
     NUMBER OF        7   SOLE VOTING POWER       736,616 (1)
       SHARES      -------------------------------------------------------------
    BENEFICIALLY      8   SHARED VOTING POWER           0
      OWNED BY     -------------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER  736,616 (1)
     REPORTING     -------------------------------------------------------------
       PERSON        10   SHARED DISPOSITIVE POWER      0
        WITH
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    736,616 (1)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                       14.2%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
                                                       CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

(1) Includes 722,382 outstanding shares of Bitstream Inc. Class A Common Stock and 14,234 shares issuable to JHI Development Capital Limited upon the exercise of warrants.

---------------------                                               ------------
CUSIP NO. 091736 10 8                                               PAGE 3 OF 20
---------------------                                               ------------




--------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
    James Hardie (Holdings) Limited
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
 3  SEC USE ONLY

--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*
    None
--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                     [ ]
--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION
    Jersey, Channel Islands
--------------------------------------------------------------------------------
     NUMBER OF        7   SOLE VOTING POWER   (Items 2 and 5)
       SHARES      -------------------------------------------------------------
    BENEFICIALLY      8   SHARED VOTING POWER
      OWNED BY     -------------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER  (Items 2 and 5)
     REPORTING     -------------------------------------------------------------
       PERSON        10   SHARED DISPOSITIVE POWER
        WITH
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    (Items 2 and 5)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                       0.0%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
                                                       CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

---------------------                                               ------------
CUSIP NO. 091736 10 8                                               PAGE 4 OF 20
---------------------                                               ------------




--------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
    James Hardie Industries Limited
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
 3  SEC USE ONLY

--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*
    None
--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                     [ ]
--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION
    Sydney, Australia
--------------------------------------------------------------------------------
     NUMBER OF        7   SOLE VOTING POWER   (Items 2 and 5)
       SHARES      -------------------------------------------------------------
    BENEFICIALLY      8   SHARED VOTING POWER
      OWNED BY     -------------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER  (Items 2 and 5)
     REPORTING     -------------------------------------------------------------
       PERSON        10   SHARED DISPOSITIVE POWER
        WITH
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    (Items 2 and 5)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                       0.0%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
                                                       CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

---------------------                                               ------------
CUSIP NO. 091736 10 8                                               PAGE 5 OF 20
---------------------                                               ------------


ITEM 1.  SECURITY AND ISSUER

         This statement on Schedule 13D relates to the Class A Common Stock, par value $.01 per share (the "Common Stock"), of Bitstream Inc., a Delaware corporation ("Bitstream"). The principal executive offices of Bitstream are located at 215 First Street, Cambridge, Massachusetts 02142.

ITEM 2.  IDENTITY AND BACKGROUND

         The information set forth below is given with respect to (i) JHI Development Capital Limited, a company registered under the laws of Jersey, Channel Islands ("JHI"), (ii) James Hardie (Holdings) Limited ("JH Holdings"), a company registered under the laws of Jersey, Channel Islands, and (iii) James Hardie Industries Limited, a publicly held corporation organized under the laws of Australia ("JH Industries"), and each director and executive officer thereof, on Annexes 2A, 2B and 2C, respectively. On each of Annexes 2A through 2C hereto, column (a) indicates the name of each person; column (b) indicates the address of the principal business and the address of the principal office of each entity or the business address of each natural person; column (c) indicates each such entity's principal business or such natural person's present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted as applicable; column (d) indicates whether or not, during the last five years, such person, or any executive officer, director or controlling person of such person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case; column (e) indicates whether or not, during the last five years, such person, or any executive officer, director or controlling person of such person, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, and, if so, identifies and describes such proceedings and summarizes the terms of such judgment, decree or final order; and column (f) indicates, in the case of any natural person, the citizenship of such person.

         This Schedule 13D is being filed by JHI, JH Holdings and JH Industries (collectively, the "Reporting Persons"). JHI is the record holder and may be deemed "beneficial owner," within the meaning of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of the Common Stock covered hereby. JHI is a subsidiary of JH Holdings. Accordingly, JH Holdings may be regarded as the "beneficial owner," within the meaning of the

---------------------                                               ------------
CUSIP NO. 091736 10 8                                               PAGE 6 OF 20
---------------------                                               ------------


Exchange Act, of the Common Stock held by JHI. JH Holdings is indirectly controlled by JH Industries. Accordingly, JH Industries may be deemed to be the "beneficial owner," within the meaning of the Exchange Act, of the Common Stock held by JHI.

         The Reporting Persons do not admit they constitute a "group" for purposes of Section 13(d) under the Exchange Act.

---------------------                                         ------------------
CUSIP NO. 091736 10 8                                         PAGE 7 OF 20 PAGES
---------------------                                         ------------------


                                                                                                                            Annex 2A

                                                  JHI DEVELOPMENT CAPITAL LIMITED
                                                  -------------------------------

====================================================================================================================================
             (a)                           (b)                              (c)                        (d)    (e)          (f)
---------------------------   --------------------------   ---------------------------------------     ---    ---   ----------------
------------------------------------------------------------------------------------------------------------------------------------
JHI Development Capital       St. James House              JHI Development Capital Limited ("JHI")     No     No    Not Applicable
Limited                       New St. James Place          is engaged in the business of invest-
                              St. Helier, Jersey JE4 8WH   ments holding.
                              Channel Islands

------------------------------------------------------------------------------------------------------------------------------------
Robert Anthony Christensen    St. James House              Mr. Christensen is a director of JHI.       No     No    British
                              New St. James Place          Mr. Christensen's principal employer is
                              St. Helier, Jersey JE4 8WH   Volaw Trust & Corporate Services
                              Channel Islands              Limited, a company registered under the
                                                           laws of Jersey, Channel Islands
                                                           ("Volaw"), which has a principal place
                                                           of business at St. James House, New St.
                                                           James Place, St. Helier, Jersey JE4 8WH,
                                                           Channel Islands, of which Mr.
                                                           Christensen is a Managing Director.
                                                           Volaw is principally engaged in the
                                                           business of providing trust and
                                                           corporate administration services.
------------------------------------------------------------------------------------------------------------------------------------
Alison Mary Holland           St. James House              Ms. Holland is a director of JHI. Ms.       No     No    British
                              New St. James Place          Holland's principal employer is Volaw,
                              St. Helier, Jersey JE4 8WH   at which she is an International
                              Channel Islands              Financial Consultant.

------------------------------------------------------------------------------------------------------------------------------------
Nicholas St. John Brooks      Devonshire House             Mr. Brooks is a director of JHI. Mr.        No     No    British
                              60 Goswell Road              Brooks is a partner at Kingston Smith, a
                              London, England EC1M 7AD     partnership of chartered accountants,
                                                           organized under the laws of England,
                                                           which has a principal place of business
                                                           at Devonshire House, 60 Goswell Road,
                                                           London, England EC1M 7AD.
------------------------------------------------------------------------------------------------------------------------------------
Bryon Gottfried Borgardt      26300 La Alameda             Mr. Borgardt is a director of JHI. Mr.      No     No    United States
                              Suite 250                    Borgardt's principal employer is James
                              Mission Viejo, California    Hardie Industries (USA) Inc., a
                              92691                        corporation organized under the laws of
                                                           the state of California, which has a
                                                           principal place of business at 26300 Las
                                                           Alameda, Mission Viejo, California 92691
                                                           ("JH USA"), of which Mr. Borgardt is the
                                                           Senior Vice President, Finance and
                                                           Administration. JH USA is principally
                                                           engaged in the business of manufacturing
                                                           and supplying building products and
                                                           services.
====================================================================================================================================

---------------------                                         ------------------
CUSIP NO. 091736 10 8                                         PAGE 8 OF 20 PAGES
---------------------                                         ------------------


                                                                                                                            Annex 2B

                                                  JAMES HARDIE (HOLDINGS) LIMITED
                                                  -------------------------------

====================================================================================================================================
             (a)                           (b)                              (c)                        (d)    (e)          (f)
---------------------------   --------------------------   ---------------------------------------     ---    ---   ----------------
------------------------------------------------------------------------------------------------------------------------------------
James Hardie (Holdings)       St. James House              James Hardie (Holdings) Limited ("JH        No     No    Not Applicable
Limited                       New St. James Place          Holdings") is engaged in the business of
                              St. Helier, Jersey JE4 8WH   investment holding.
                              Channel Islands
------------------------------------------------------------------------------------------------------------------------------------
Robert Anthony Christensen    See Annex 2A                 Mr. Christensen is a director of JH         No     No    British
                                                           Holdings. See Annex 2A for information
                                                           regarding Mr. Christensen.
------------------------------------------------------------------------------------------------------------------------------------
Alison Mary Holland           See Annex 2A                 Ms. Holland is a director of JH             No     No    British
                                                           Holdings. See Annex 2A for information
                                                           regarding Ms. Holland.
------------------------------------------------------------------------------------------------------------------------------------
Nicholas St. John Brooks      See Annex 2A                 Mr. St. John Brooks is a director of JH     No     No    British
                                                           Holdings. See Annex 2A for information
                                                           regarding Mr. St. John Brooks.
------------------------------------------------------------------------------------------------------------------------------------
Bryon Gottfried Borgardt      See Annex 2A                 Mr. Borgardt is a director of JH            No     No    United States
                                                           Holdings. See Annex 2A for information
                                                           regarding Mr. Borgardt.
------------------------------------------------------------------------------------------------------------------------------------
Trevor Lennard Norman         St. James House              Mr. Norman is a director of JH Holdings.    No     No    British
                              New St. James Place          Mr. Norman's principal employer is Volaw
                              St. Helier, Jersey JE4 8WH   of which he is Finance Director. See
                              Channel Islands              Annex 2A for more information regarding
                                                           Volaw.
------------------------------------------------------------------------------------------------------------------------------------
John Charles McFadden         65 York Street               Mr. McFadden is a director of JH            No     No    Australia
                              Sydney, NSW 2000             Holdings. Mr McFadden's principal
                              Australia                    employer is James Hardie Industries
                                                           Limited, a publicly held corporation
                                                           organized under the laws of Australia
                                                           ("JH Industries"), which has a principal
                                                           place of business at 65 York Street,
                                                           Sydney, NSW 2000, Australia, of which
                                                           Mr. McFadden is an Executive Director.
                                                           JH Industries is principally engaged in
                                                           the business of manufacturing and
                                                           supplying building products and
                                                           services.
====================================================================================================================================

---------------------                                         ------------------
CUSIP NO. 091736 10 8                                         PAGE 9 OF 20 PAGES
---------------------                                         ------------------


                                                                                                                            Annex 2C

                                                  JAMES HARDIE INDUSTRIES LIMITED
                                                  -------------------------------

====================================================================================================================================
             (a)                           (b)                              (c)                        (d)    (e)          (f)
---------------------------   --------------------------   ---------------------------------------     ---    ---   ----------------
------------------------------------------------------------------------------------------------------------------------------------
James Hardie Industries       65 York Street               James Hardie Industries Limited ("JH        No     No    Not Applicable
Limited                       Sydney, NSW 2000             Industries") is principally engaged in
                              Australia                    the business of manufacturing and
                                                           supplying building products and
                                                           services.
------------------------------------------------------------------------------------------------------------------------------------
A.G. McGregor                 65 York Street               Mr. McGregor is Chairman of the Board of    No     No    Australia
                              Sydney, NSW 2000             Directors of JH Industries. Mr.
                              Australia                    McGregor's principal occupation is
                                                           serving as a director of a number of
                                                           Australian corporations and
                                                           organizations.
------------------------------------------------------------------------------------------------------------------------------------
Dr. R.K. Barton               65 York Street               Dr. Barton is Managing Director of JH       No     No    Australia
                              Sydney, NSW 2000             Industries. Dr. Barton's principal
                              Australia                    employer is JH Industries. See Annex 2B
                                                           for more information regarding JH
                                                           Industries.
------------------------------------------------------------------------------------------------------------------------------------
The Hon. Sir Llewellyn        65 York Street               Sir Llewellyn Edwards is a non-executive    No     No    Australia
R. Edwards                    Sydney, NSW 2000             director of JH Industries. Sir Llewellyn
                              Australia                    Edwards' principal occupation is serving
                                                           as a director of a number of Australian
                                                           corporations and organizations.
------------------------------------------------------------------------------------------------------------------------------------
M. Hellicar                   65 York Street               Ms. Hellicar is a non-executive director    No     No    Australia
                              Sydney, NSW 2000             of JH Industries. Ms. Hellicar's
                              Australia                    principal employer is TNT Logistics Asia
                                                           Pte Ltd., a corporation organized under
                                                           the laws of Singapore, which has a
                                                           principal place of business at Lawson
                                                           Square, Redfern, NSW 2016, Australia, of
                                                           which Ms. Hellicar is Managing Director.
                                                           TNT Logistics Asia Pte Ltd. is
                                                           principally engaged in the business of
                                                           providing transport and logistics
                                                           services.
------------------------------------------------------------------------------------------------------------------------------------
P.J. Willcox                  65 York Street               Mr. Willcox is a non-executive director     No     No    Australia
                              Sydney, NSW 2000             of JH Industries. Mr. Willcox's
                              Australia                    principal occupation is serving as a
                                                           director of a number of Australian
                                                           corporations and organizations.
------------------------------------------------------------------------------------------------------------------------------------
J.C. McFadden                 65 York Street               Mr. McFadden is an Executive Director of    No     No    Australia
                              Sydney, NSW 2000             JH Industries. Mr. McFadden's principal
                              Australia                    employer is JH Industries. See Annex 2B
                                                           for information regarding Mr. McFadden.
====================================================================================================================================

---------------------                                        -------------------
CUSIP NO. 091736 10 8                                        PAGE 10 OF 20 PAGES
---------------------                                        -------------------


                                                                                                                (Annex 2C continued)

                                                  JAMES HARDIE INDUSTRIES LIMITED
                                                  -------------------------------

====================================================================================================================================
             (a)                           (b)                              (c)                        (d)    (e)          (f)
---------------------------   --------------------------   ---------------------------------------     ---    ---   ----------------
------------------------------------------------------------------------------------------------------------------------------------
M.R. Brown                    65 York Street               Mr. Brown is a non-executive director of    No     No    Australia
                              Sydney, NSW 2000             JH Industries. Mr. Brown's principal
                              Australia                    employer is Brambles Industries Ltd., a
                                                           publicly held corporation organized
                                                           under the laws of Australia, which has a
                                                           principal place of business at level 40,
                                                           Gateway, 1 Macquarie Place, Sydney, NSW
                                                           2000, Australia, of which Mr. Brown is
                                                           Group Finance Director. Brambles
                                                           Industries Ltd. is principally engaged
                                                           in the business of providing transport
                                                           and storage services.
------------------------------------------------------------------------------------------------------------------------------------
H.E. Rees                     65 York Street               Mr. Rees is a non-executive director of     No     No    Australia
                              Sydney, NSW 2000             JH Industries. Mr. Rees' principal
                              Australia                    occupation is serving as a director of a
                                                           number of Australian corporations and
                                                           organizations.
------------------------------------------------------------------------------------------------------------------------------------
P.J. Pedley                   65 York Street               Mr. Pedley is a non-executive director      No     No    British
                              Sydney, NSW 2000             of JH Industries. Mr. Pedley's principal
                              Australia                    employer is BIL (Australia Holdings)
                                                           Ltd., a corporation organized under the
                                                           laws of Australia, which has a principal
                                                           place of business at level 41, Gateway,
                                                           1 Macquarie Place, Sydney, NSW 2000,
                                                           Australia, of which Mr. Pedley is Chief
                                                           Investment Analyst. BIL (Australia
                                                           Holdings) Ltd. is principally engaged in
                                                           the business of investment holding.
====================================================================================================================================

---------------------                                              -------------
CUSIP NO. 091736 10 8                                              PAGE 11 OF 20
---------------------                                              -------------


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         No funds were used by JHI to acquire the shares of Common Stock covered hereby. Such shares of Common Stock were issued to JHI on the conversion of shares of Bitstream's Class A Convertible Preferred Stock, par value $.01 per share (the "Preferred Stock"), held by JHI. See Item 4. The funds necessary for the acquisition of the Preferred Stock held by JHI were obtained from cash on hand.

ITEM 4.  PURPOSE OF TRANSACTION

         On October 30, 1996 JHI acquired the Common Stock reported hereby upon the automatic conversion of 693,744 shares of Preferred Stock into an equal number of shares of Common Stock upon the effectiveness of a registration statement on Form S-1 filed by Bitstream in connection with its initial public offering of Common Stock (the "IPO"). Pursuant to Bitstream's Certificate of Incorporation, all outstanding Preferred Stock, including shares held of record by JHI, were automatically converted into an equal number of shares of Common Stock on the effective date of the IPO.

         The Reporting Persons may purchase additional shares of Common Stock in the open market or in privately negotiated transactions, and may sell shares of Common Stock from time to time in open market or in privately negotiated transactions. The Reporting Persons may also enter into short sales or other hedging transactions with broker-dealers or other financial institutions. Transactions in respect of the shares of Common Stock may be effected from time to time based upon the capital requirements of any of the Reporting Persons and the market price of the shares.

         Except as set forth in this Item 4, none of the Reporting Persons have any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of Bitstream, or the disposition of securities of Bitstream; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Bitstream or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of Bitstream or any of its subsidiaries; (iv) any change in the present Board of Directors or management of Bitstream, including any plans or proposals to change the number or term of Director or to fill any vacancies on the Board; (v) any material change in the present capitalization or dividend policy of Bitstream; (vi) any other change in Bitstream's business or corporate structure; (vii) changes in Bitstream's Certificate of Incorporation, By-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of Bitstream by any person; (viii) causing a class of securities to be delisted from a national securities exchange or to cease to be registered national securities association; (ix) a

---------------------                                              -------------
CUSIP NO. 091736 10 8                                              PAGE 12 OF 20
---------------------                                              -------------


class of equity securities of Bitstream becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Exchange Act; or (x) any action similar to those enumerated above.

         Each of the Reporting Persons reserves the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above.

         JHI is party to an agreement (a "Lock-Up Agreement"), pursuant to which it has agreed not to sell or dispose of certain shares of its Common Stock for 180 days after the effective date of the IPO. (See Item 6 below for a description of the Lock-Up Agreement.)

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         According to the Registration Statement, upon consummation of the IPO, Bitstream would have 5,171,221 shares of Common Stock issued and outstanding. JHI holds of record and may be deemed to "beneficially own," within the meaning of Exchange Act, 736,616 shares of Common Stock, including 14,234 shares of Common Stock issuable upon the exercise of warrants, representing "beneficial ownership," within the meaning of the Exchange Act, of approximately 14.2% of the total Common Stock outstanding.

         As of the consummation of the IPO, all of the persons listed in response to Item 2 above, other than the Reporting Persons, "beneficially own," within the meaning of the Exchange Act, zero shares of Common Stock.

         JHI has sole power to vote, dispose of and direct the disposition of all of the shares of Common Stock held by JHI. JHI is a subsidiary of JH Holdings. Accordingly, JH Holdings may be deemed the "beneficial owner," within meaning of the Exchange Act, of the Common Stock held by JHI. JH Holdings is indirectly controlled by JH Industries. Accordingly, JH Industries may be deemed to be the beneficial owned of the Common Stock held by JHI. (See Item 2)

         During the sixty (60) days prior to the effective date of the IPO, none of the persons listed in response to Item 2 above effected any transaction in shares of Common Stock.

         No entity other than JHI is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares of Common Stock covered by this Schedule 13D.

---------------------                                              -------------
CUSIP NO. 091736 10 8                                              PAGE 13 OF 20
---------------------                                              -------------


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         JHI is party to a Lock-Up Agreement, pursuant to which it has agreed not to offer, sell, contract to sell, make any short sale, pledge, or otherwise dispose of, directly or indirectly, any of the shares of Common Stock or other securities convertible into or exchangeable for, or any rights to purchase or acquire Common Stock beneficially owned by them (the "Lock-Up Securities"), or enter into any swap or other agreement with respect to Lock-Up Securities that transfers, in whole or part any of the economic consequences of ownership for a period of 180 days following the effective date of the IPO, without the prior written consent of Volpe, Welty & Company, the representative of the underwriters in the IPO, except for the sale of shares of Common Stock purchased in the open market after the effective date of the IPO or the conversion of outstanding options, warrants or convertible securities.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         The following Exhibits are filed as part of this statement on Schedule 13D:

                  Exhibit A: Joint Filing Agreement dated November 14, 1996 among JHI Development Capital Limited, James Hardie (Holdings) Limited and James Hardie Industries Limited.

                  Exhibit B: Lock-up Agreement dated May 31, 1996 between Bitstream Inc. and JHI Development Capital Limited.



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CUSIP NO. 091736 10 8                                              PAGE 14 OF 20
---------------------                                              -------------


                                    SIGNATURE
                                    ---------

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned does hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  November 14, 1996



                                        By: JHI DEVELOPMENT CAPITAL LIMITED


                                        By: /s/ R. A. Christensen
                                            ------------------------------------
                                            Name:  R.A. Christensen
                                            Title: Director



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CUSIP NO. 091736 10 8                                              PAGE 15 OF 20
---------------------                                              -------------


                                    SIGNATURE
                                    ---------

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned does hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  November 14, 1996


                                        JAMES HARDIE (HOLDINGS) LIMITED

                                        By: /s/ T. L. Norman
                                            ------------------------------------
                                            Name: T. L. Norman
                                            Title: Director



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CUSIP NO. 091736 10 8                                              PAGE 16 OF 20
---------------------                                              -------------


                                    SIGNATURE
                                    ---------

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned does hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  November 14, 1996


                                        JAMES HARDIE INDUSTRIES LIMITED

                                        By: /s/ J. C. McFadden
                                            ------------------------------------
                                            Name: J. C. McFadden
                                            Title: Executive Director



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---------------------                                              -------------
CUSIP NO. 091736 10 8                                              PAGE 17 OF 20
---------------------                                              -------------


                                                                       EXHIBIT A
                                                                       ---------

                             JOINT FILING AGREEMENT
                             ----------------------

         In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Class A Common Stock, par value $0.01 per share of Bitstream Inc. and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 14th day of November, 1996.

JHI DEVELOPMENT CAPITAL LIMITED              JAMES HARDIE INDUSTRIES LIMITED

By: /s/ R. A. Christensen                    By: /s/ J. C. McFadden
    -----------------------------------          -------------------------------
    Name:  R. A. Christensen                     Name: J. C. McFadden
    Title: Director                              Title: Executive Director


JAMES HARDIE (HOLDINGS) LIMITED

By: /s/ T. L. Norman
    -----------------------------------
    Name: T. L. Norman
    Title: Director



                                       18

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CUSIP NO. 091736 10 8                                              PAGE 18 OF 20
---------------------                                              -------------




                                                                       EXHIBIT B
                                                                       ---------


                                        May 31, 1996

Volpe, Welty & Company
as Representative of the
Several Underwriters
One Maritime Plaza, 11th Floor
San Francisco, CA 94111

Ladies and Gentlemen:

         The undersigned is an officer, director or holder of securities of Bitstream Inc. (the "Company"), and wishes to facilitate the public offering (the "Offering") of shares of the Company's Class A Common Stock, $.01 par value per share (the "Class A Common Stock") to be underwritten by Volpe, Welty & Company ("Volpe, Welty") and several other underwriters (collectively with Volpe, Welty, the "Underwriters"). The undersigned recognizes that such Offering and the public market for shares of the Company's Class A Common Stock created thereby will be of benefit to the undersigned.

         In consideration of the foregoing and in order to induce you to act as underwriters of the Offering, the undersigned hereby irrevocably agrees that he, she or it will not, without the prior written approval of Volpe, Welty, commencing on the date hereof and ending on the date one hundred eighty (180) days after the date the Form S-1 Registration Statement filed on behalf of the Company in connection with the Offering becomes effective (the "Effective Date"), (i) offer, sell, contract to sell, make any short sale (including without limitation a short against the box), pledge or otherwise dispose of, directly or indirectly, any shares of the Company's Class A Common Stock or Class B Common Stock (collectively, "Common Stock"), options to acquire Common Stock or securities convertible into or exchangeable for, or any other rights to purchase or acquire, the Company's Common Stock beneficially owned by the undersigned (as determined in accordance with the rules and regulations of the Securities and Exchange Commission) (collectively "Restricted Securities") or
(ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of Common Stock; whether any such transaction described in (i) or (ii) is to be settled by delivery of Common Stock or such other securities, in cash or otherwise. The lock-up restrictions of the foregoing sentence shall not apply to (A) the shares to be sold to the Underwriters pursuant to the Offering (including shares sold solely to cover over-allotments, if any), (B) the sale of shares purchased in the open market after the Effective Date or (C) the exercise or conversion of outstanding options, warrants or convertible securities during any such period (but such lock-up restrictions do apply to any subsequent sale of shares received upon such exercise or conversion). The foregoing lock-up restriction is expressly agreed to preclude the holder of Restricted Securities



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---------------------                                              -------------
CUSIP NO. 091736 10 8                                              PAGE 19 OF 20
---------------------                                              -------------


from engaging in any hedging or other transaction that is designed to or could reasonably be expected to lead to, or result in, a disposition of Restricted Securities during the applicable lock-up period even if such Securities would be disposed of by the undersigned subsequent to the applicable lock-up period or by someone other than the undersigned.

         Notwithstanding the foregoing, any transfer of Restricted Securities which either (i) constitutes a pro rata distribution of a partnership or a corporation to its partners or its stockholders, respectively, or (ii) constitutes a bona fide gift of such shares, will not require your consent; PROVIDED, that the transferee enters into a lock-up agreement in substantially the form hereof covering the remainder of the lock-up period under this Agreement.

         The undersigned confirms that he, she or it understands that the Underwriters and the Company will rely upon the undertakings set forth in this Agreement in proceeding with the Offering. The undersigned understands that this Agreement is irrevocable and shall be binding on the undersigned and his, her or its respective successors, heirs, personal representatives and assigns. The undersigned agrees and consents to the entry of stop transfer instructions with the Company's transfer agent against the transfer of Restricted Securities of the Company held by the undersigned except in compliance with this Agreement.

         No waiver of any of the restrictions applicable to the undersigned contained herein shall be valid unless in a writing signed by Volpe, Welty. The approval of any waiver of any of the restrictions applicable to the undersigned contained herein shall not create any obligation on the part of Volpe, Welty to provide any other waiver, or notice of any such waiver, to any other party bound under a similar agreement. The approval of any waiver of any of the restrictions applicable to any other party pursuant to any similar agreement shall not create any obligation on the part of Volpe, Welty to provide any waiver, or notice of any such waiver, to the undersigned. The approval of any waiver of any of the restrictions contained herein or in any similar agreement shall be in the sole discretion of Volpe, Welty.

         [THE REMAINDER OF THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK]



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---------------------                                              -------------
CUSIP NO. 091736 10 8                                              PAGE 20 OF 20
---------------------                                              -------------


         Notwithstanding anything else herein, if the Offering does not become effective on or prior to December 31, 1996 the terms and provisions of this Agreement shall be of no further force or effect.

                                        JHI DEVELOPMENT CAPITAL LIMITED
                                        ----------------------------------------
                                        (Security holder's name)


                                        /s/ Robert Anthony Christensen
                                        ----------------------------------------
                                        (Signature)

                                        Robert Anthony Christensen
                                        ----------------------------------------
                                        (Name of person signing)

                                        Director
                                        ----------------------------------------
                                        (Title)



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